CUSIP No. 152418109                                          Page 21 of 25 Pages

                                                                       EXHIBIT 9

                                 [ON LETTERHEAD]


June 14, 2002


Mr. John D. Doherty
President and Chief Executive Officer
Central Bancorp, Inc.
399 Highland Avenue
Somerville, MA 02144

Dear Mr. Doherty:

     Recent merger activity in Central Bancorp's market area clearly shows that you and Central's Board have a compelling opportunity to maximize the value of Central Bancorp by seeking a merger partner. If Central Bancorp were to obtain similar multiples to what Medford Bancorp obtained in its recently announced sale to Citizens Financial, Central Bancorp's value in a merger transaction would range from $31.30 to $55.05, as calculated below:

     Medford Transaction                         Implied Central Bancorp
     Multiple:                                   Value Per Share:
     --------                                    ---------------

     Price to Tangible Book Value = 247%         $55.05

     Deposit Premium = 14.5%                     $45.34

     Price to 2002 EPS (est.) = 18.2x            $36.03 (2002 Operating EPS)
                                                 $31.30 (2002 GAAP EPS)
                                                 $49.50 (Q4 2002 Oper EPS)
                                                 $36.40 (Q4 2002 GAAP EPS)

     The potential value of Central Bancorp in a sale is of course subject to a more detailed analysis, however, it is clear that the merger environment is conducive to a sale, and, in our opinion, would produce a significantly greater value for Central's shareholders than remaining independent. It was interesting to read in a recent Boston Globe article on Medford Bancorp that "at least 8 banks" expressed interest in Medford and that Larry Fish, CEO of Citizens was quoted as saying "Nothing's too small potatoes for us."

     It was also refreshing to read a quote from Art Meehan, CEO of Medford Bancorp, that "it was in the shareholder's best interests to do this" and "he had a fiduciary duty to his shareholders to make the sale."

     Now is the time for you and Central's Board to meet its fiduciary duties to Central's shareholders. Windows of opportunity in business move in cycles. There is clearly a window of opportunity open now. We strongly believe Central should investigate all of its strategic alternatives now, before the economy, interest rates, acquirers' attitudes, etc., change.

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CUSIP No. 152418109                                          Page 22 of 25 Pages

     Please provide a copy of this correspondence to each of Central's Board members. We also request an opportunity to meet with you and the entire Board, not just your spokesperson, to discuss this further. Please let us know when a meeting would be convenient for you and the Board.

Very truly yours,

/s/ Richard Lashley

Richard Lashley
Principal